VTEX 6-K

Exhibit 99.2

VTEX
Harbour Place
P.O. Box 10240
Grand Cayman
KY1-1002
Cayman Islands

PROXY STATEMENT

General

The board of directors of VTEX (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on October 6, 2022 at 10:00 a.m. (Eastern Time). The AGM will be held at Floor 4, Willow House Cricket Square, Grand Cayman, KY1-9010, Cayman Islands.

On or about September 2, 2022, we first mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on our investor relations website (https://www.investors.vtex.com/), and on the SEC’s website (http://www.sec.gov).

By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at www.voteproxy.com/ for registered shareholders and at www.proxyvote.com/ for street shareholders, you will have instructions on how to access our proxy materials, and on how to vote via the Internet or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A common shares (the “Class A Common Shares”) and Class B common shares (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”) of the Company as at the close of business on August 29, 2022, Cayman Islands time (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the record date for the AGM.

As of the close of business on the Record Date, 191,647,934 Common Shares were issued and outstanding, including 83,048,440 Class A Common Shares and 108,599,494 Class B Common Shares. One or more shareholders holding not less than one-third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by Proxy, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A Common Share issued and outstanding as of the close of business on the Record Date is entitled to one (1) vote at the AGM. Each Class B Common Share issued and outstanding as of the close of business on the Record Date is entitled to ten (10) votes at the AGM. The resolutions to be put to the vote at the AGM will be approved by an ordinary resolution (i.e., a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM).

Internet Availability of Proxy Materials

We are furnishing proxy materials to our shareholders primarily via the Internet, instead of mailing printed copies of those materials to each shareholder.

On or about September 2, 2022, we first mailed to our shareholders a Notice of Internet Availability containing instructions on how to access our proxy materials. The Notice of Internet Availability of Proxy Materials directs shareholders to a website where they can access our proxy materials, including our proxy statement and our annual report, and view instructions on how to vote via the Internet or by proxy card. This process is designed to expedite shareholders’ receipt of proxy materials, lower the cost of the AGM, and help conserve natural resources. If you received a Notice of Internet Availability of Proxy Materials and would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials.

Voting by Holders of Common Shares

Common Shares that are properly voted via the Internet or for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Voting via the Internet helps save money by reducing postage and proxy tabulation costs. Each of these voting methods is available 24 hours per day, seven days per week. To vote by any of these methods, read this Proxy Statement, have your Notice of Internet Availability of Proxy Materials or proxy card in hand, and follow the instructions set forth in the Notice of Internet Availability of Proxy Materials or proxy card, as the case may be.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on October 5, 2022 to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the shareholder register of the Company maintained by American Stock Transfer & Trust Company, LLC (“AST”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be available to you at www.voteproxy.com/ by inserting the control number on the Notice of Internet Availability of Proxy Materials or proxy card to be provided to you by AST. You may provide voting instructions by Internet or (if you have received paper copies of our proxy materials) by returning a proxy card. You also may attend the AGM and vote in person. If you own Common Shares of record and you do not vote by Internet, Proxy or in person at the AGM, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be available to you at www.proxyvote.com/ by inserting the control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions by the Internet or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at investors@vtex.com, or a duly executed proxy (via the Internet or by returning a proxy card) bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend in person our AGM, to ensure your representation at our AGM, any changes to the voting instructions of proxies previously submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on October 5, 2022.

PROPOSAL 1:

RATIFICATION OF THE MEMBERS OF THE BOARD OF DIRECTORS

Pursuant to Article 21.1 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Articles of Association”), the Company’s board of directors have nominated Mr. Geraldo do Carmo Thomaz Júnior, Mr. Mariano Gomide de Faria, Mr. Alejandro Raul Scannapieco, Mr. Arshad Matin, Mr. Benoit Jean-Claude Marie Fouilland, and Mr. Francisco Alvarez-Demalde for re-election, to serve for a 3 years term or until such person resigns or is removed in accordance with the Company’s Articles of Association.

Information relating to the director nominees is set forth below.

Name	Age	Position
Geraldo do Carmo Thomaz Júnior	45	Co-Chairman
Mariano Gomide de Faria	44	Co-Chairman
Alejandro Raul Scannapieco	52	Independent Board Member
Arshad Matin	58	Independent Board Member
Benoit Jean-Claude Marie Fouilland	57	Independent Board Member
Francisco Alvarez-Demalde	43	Independent Board Member

Geraldo do Carmo Thomaz Júnior. Mr. do Carmo Thomaz Júnior is the Company’s co-founder and Co-Chief Executive Officer, a position he has held since the Company’s inception. Mr. do Carmo Thomaz Júnior is also co-chairman of the Company’s board of directors, a position he has held since 2019. Graduated in Mechanical Engineering at Universidade Federal do Rio de Janeiro, or UFRJ. Geraldo developed the VTEX platform under the SaaS model, providing systems, servers,security, and infrastructure for enterprise-level companies. Since 2021, he has also served as a board member for Instituto Reditus, a non-profit organization in Brazil. He currently also leads the Research & Development team in the Rio de Janeiro office. We believe that Mr. do Carmo Thomaz Júnior is qualified to serve on the Company’s board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

Mariano Gomide de Faria. Mr. Gomide de Faria is the Company’s co-founder and Co-Chief Executive Officer, a position he has held since the Company’s inception. Mr. Gomide de Faria is also co-Chairman of the Company’s board of directors, a position he has held since 2019. Graduated in Mechanical Engineering at UFRJ.Mariano currently leads VTEX’s Sales and Marketing teams, overseeing the U.S., UK and Asia markets. He is a teacher and lecturer for events like ecommerce Day, Internet Retailer, eShow, and UNCTAD ecommerce Week. We believe that Mr. Gomide de Faria is qualified to serve on the Company’s board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

Alejandro Raul Scannapieco. Mr. Scannapieco is an independent member of the Company’s board of directors and co-chairman of the Company’s audit committee, positions he has held since May 2021. Currently, he is managing director of the Business Hacking Studio, the strategic consulting arm at Globant. Prior to that, he led the U.S. East Region for Globant and was the chief financial officer from 2008-2018, leading the IPO process at the NYSE in 2014. Prior to joining Globant in 2008, Alejandro served as chief financial officer at Microsoft South Cone (2002-2008) and Patagon.com South America (1999-2002), an internet startup that was sold to Santander Bank. He also served as Senior Finance Analyst at JP Morgan (1994-1999) and Senior Auditor at EY (1990-1994). Mr. Scannapieco currently serves as a board member for RetailApp Inc., a performance management platform for retailers, a position he has held since 2016. Mr. Scannapieco holds a postgraduate degree in capital markets, a degree in public accounting and a bachelor’s degree in business administration from the Pontificia Universidad Católica Argentina. He has also completed a postgraduate degree in finance from Torcuato Di Tella University.

Arshad Matin. Mr. Matin is an independent member of the Company’s board of directors, a position he has held since May 2021. Mr. Matin is the president and chief executive officer of Avetta, LLC, a private company providing cloud-based supply chain risk management solutions which he joined in October 2019. From November 2018 to September 2019, he was an entrepreneur-in-residence with Warburg Pincus LLC, a private equity firm. From 2013 to October 2018, he was the president, chief executive officer and a board member of Paradigm Ltd., a leading developer of software solutions to the global oil and gas industry, when it was acquired by Emerson Electric Co. From January 2012 to April 2013, Mr. Matin was executive vice president of IHS Inc., a publicly-traded company that is a leading global source of information and analytics. Mr. Matin joined IHS through the acquisition of Seismic Micro-Technology, Inc., or SMT, a global leader in the geology and geophysics software market. He joined SMT in July 2007 and was its president, chief executive officer and a board member. Before joining SMT, Mr. Matin was general manager of the enterprise security business unit at Symantec Corporation, which he joined in January 2006 upon the company’s acquisition of BindView Corporation, a global provider of agentless IT security compliance software. Mr. Matin also served as a partner of McKinsey & Company from 1995 to 2004 in their Houston offices. Mr. Matin also serves as chairman of the board of directors of NYSE-listed ASGN, a provider of information technology and professional services in the technology, digital, creative, engineering and life sciences fields across commercial and government sectors. Mr. Matin also served as a member of the board of directors of RS Energy Group, a Canadian company supporting companies in the oil and gas industry with its data analytics and forensic research, from December 2018 to January 2020. In addition, Mr. Matin serves as a board member or trustee on non-profit organizations including the Houston Endowment, Texas Children’s Hospital and Asia Society Texas Center. Mr. Matin brings extensive experience managing and advising public and private high-technology companies. Mr. Matin holds an MBA from the University of Pennsylvania – The Wharton School, a master’s degree in computer engineering from the University of Texas at Austin, and a bachelor’s degree in electrical engineering from Regional Engineering College in India.

Benoit Fouilland. Mr. Fouilland is an independent member of the Company’s board of directors and co-chairman of the Company’s audit committee, a position he has held since May 2021. Mr. Fouilland is currently chief financial officer of Firmenich, one of the world’s largest fragrance and taste companies. From March 2012 to July 2020, he served as chief financial officer of Criteo SA, a global advertising technology company (NASDAQ: CRTO). From September 2009 to March 2012, he served as senior vice president and chief financial officer for the Europe, Middle East and Africa (EMEA) region of SAP AG, a multinational software corporation. From April 2008 to September 2009, Mr. Fouilland was the chief financial officer of Business Objects S.A., an enterprise software company which was acquired by SAP AG in 2007. Mr. Fouilland holds an MBA from INSEAD, a Diplôme d’Études Supérieures Spécialisées degree in Financial Audit from Université Paris Dauphine and a Business degree from the ESLSCA Graduate School of Business in Paris.

Francisco Alvarez-Demalde. Mr. Alvarez-Demalde is a member of the Company’s board of directors, a position he has held since 2019. He also acted as a member of the board of the Company’s subsidiary, VTEX Brazil from 2014 to 2019. He is a co-founder and co-managing partner of Riverwood Capital, a leading growth-capital private equity firm focused on the global technology industry, and one of the largest early investors in VTEX. Before starting Riverwood Capital, Mr. Alvarez-Demalde was an investment executive at Kohlberg Kravis Roberts & Co., where he focused on leveraged buyouts in the technology industry and other sectors, and was also with Eton Park Capital Management and Goldman Sachs & Co. Mr. Alvarez-Demalde is a former and current director of and/or advisor to several technology companies, including Alog Data Centers do Brasil, Billtrust (Nasdaq: BTRS), Conductor, Globant (NYSE: GLOB), Greenhouse, Industrious, LAVCA, Navent, Nubox, among others. Mr. Alvarez-Demalde holds a bachelor’s degree in economics from Universidad de San Andrés, Argentina, which included an exchange program at the Wharton School at the University of Pennsylvania. Mr. Alvarez-Demalde is also a Global Ambassador with Endeavor, and interested in non-profit initiatives related to education. We believe that Mr. Alvarez-Demalde is qualified to serve on the Company’s board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES.

PROPOSAL 2:

RATIFICATION AND APPROVAL OF FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

The Company seeks shareholder approval and ratification of the Company’s 2021 financial statements which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2021. A copy of the Company’s 2021 financial statements is available on the “Financials” section of the Company’s website at https://investors.vtex.com/.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION AND APPROVAL OF FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021.

ANNUAL REPORT AND COMPANY INFORMATION

A copy of our 2021 annual report to shareholders on Form 20-F, along with a copy of this proxy statement as well as of our audited consolidated financial statements for the year ended December 31, 2021 and its respective notes can be accessed, free of charge, on the Company’s website (https://www.investors.vtex.com/) and on the SEC’s website (http://www.sec.gov).

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the board of directors may recommend.

By Order of the Board of Directors

Geraldo do Carmo Thomaz Júnior and Mariano Gomide de Faria,
Co-Chairmen of the Board of Directors

September 2, 2022